[AK Letterhead]

August 1, 2008

U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC 20549

Re:	Axion Power International, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 28, 2008 File No. 333-150901

Ladies and Gentlemen:

On behalf of Axion Power International, Inc. (“Axion” or the “Company”), we are writing in response to your letter dated July 31, 2008, addressed to Thomas Granville, the Chief Executive Officer of the Company, pursuant to which you provided the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In response to the Staff’s comments, we are electronically transmitting herewith Amendment No. 3 to the above referenced Amended Registration Statement (“Amendment No. 3”).

Our responses to each of the Staff’s comments are set forth below. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 3. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Exhibit 5.1

1.	Comment:

In view of the statement that counsel disclaims any obligation to advise the registrant regarding changes in fact or law after the date the opinion is rendered (July 28, 2008), please refile the opinion on the date the registrant expects to be declared effective so that the opinion is dated the same date as the effective date of the registration statement.

Response:

We have removed the abovementioned disclaimer from our legal opinion and are refiling our opinion as Exhibit 5.1 to Amendment No. 3.

2.	Comment:

We note the statement in the last paragraph that the opinion is limited to the Delaware General Corporation Law. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to “Delaware General Corporate Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Response:

We agree with your understanding and have clarified this position by adding the following parenthetical to our legal opinion: “(including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing)”.

* * * * *

U.S. Securities and Exchange Commission
August 1, 2008

We trust that Amendment No. 3 and the responses set forth herein have resolved the remaining open issues and after discussing the responses set forth herein with Mr. Geoffrey Kruczek on July 31, 2008, we inquired as to whether it would be prudent to request acceleration of the Amended Registration Statement upon the filing of Amendment No. 3, to which Mr. Kruczek did not object, subject, of course, to the Staff’s subsequent review and approval of Amendment No. 3.

Please do not hesitate to contact me at (214) 659-4589 if we can be of any further assistance in reviewing the above responses.

Very truly yours,

/s/ QUENTIN COLLIN FAUST
Quentin Collin Faust
Andrews Kurth LLP

cc:	Tom Granville
Donald T. Hillier